EXHIBIT 22
LIST OF SUBSIDIARY ISSUERS OF GUARANTEED SECURITIES

Mohawk Capital Finance S.A., a 100% wholly-owned subsidiary of Mohawk Industries, Inc. (the “Company”), has issued the debt securities listed below that are fully and unconditionally guaranteed by the Company.

•Floating Rate Notes due 2021
•1.750% Senior Notes due 2027

From time to time, Mohawk Capital Finance S.A. may issue additional debt securities that are fully and unconditionally guaranteed by the Company.